UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68829

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Peak Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1070 E. Indiantown Road, Suite 208-210
(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536-6984	anthony@bluestreamcompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, REGINA RUDNICK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PEAK BROKERAGE SERVICES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CHIEF EXECUTIVE OFFICER

KATIE MARIE CATALANO
Notary Public - State of Florida
Commission # HH 168522
My Comm. Expires Aug 23, 2025
Bonded through National Notary Assn.

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Peak Brokerage Services, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2023

Peak Brokerage Services, LLC
Financial Statements
For the Year Ended December 31, 2023

TABLE OF CONTENTS



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Peak Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peak Brokerage Services, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Peak Brokerage Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Peak Brokerage Services, LLC's management. Our responsibility is to express an opinion on Peak Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Peak Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Peak Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Peak Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Peak Brokerage Services, LLC's auditor since 2023.

Michael Coglianese C.P.A., P.C.

Bloomingdale, IL
April 20, 2024

Peak Brokerage Services, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash & cash equivalents	$	760,895
Receivables		
Commissions receivable		337,064
Clearing deposits		50,301
TOTAL ASSETS		
	$	**1,148,260**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable		306,728
Payable to related parties		530,451
Total liabilities		837,179
Members' Equity		311,081
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**1,148,260**

See accompanying notes to the financial statements

Peak Brokerage Services, LLC
Statement of Operations
For the Year Ended December 31, 2023

REVENUES		
Commissions (Direct)	$	6,276,361
Commissions (Clearing Firm)		357,285
Other income		568,305
TOTAL REVENUES		7,201,951
EXPENSES		
Commissions		5,114,420
Salaries		1,015,065
General and administration expenses		194,054
Technology		307,881
Insurance premium		64,227
Regulatory & license fees		134,035
Professional fees		402,865
Occupancy		98,741
TOTAL EXPENSES		7,331,288
NET INCOME	$	(129,337)

Peak Brokerage Services, LLC
Statement of Members' Equity
For the Year Ended December 31, 2023

MEMBER'S EQUITY

Balance, December 31, 2022	$	440,418
Net loss for 2023		(129,337)
BALANCE, DECEMBER 31, 2023	**$**	**311,081**

See accompanying notes to the financial statements

Peak Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(129,337)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in operating assets & liabilities:		
(Increase)/decrease in receivable from others		153,386
(Increase)/decrease in commissions receivable		30,454
(Increase)/decrease in clearing deposits		(51)
Increase/(decrease) in other assets		16,229
Increase/(decrease) in accounts payable and accrued expenses		(394,711)
(Increase)/decrease in related party payable		530,451
Increase/(decrease) in other payables		100,386
NET CASH PROVIDED BY OPERATING ACTIVITIES		306,807
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		454,088
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$	**760,895**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for interest	$	-
Cash paid for taxes	$	-

See accompanying notes to the financial statements

Peak Brokerage Services, LLC

Notes to the Financial Statements

For the Year Ended December 31, 2023

NOTE 1 – NATURE OF BUSINESS

Organization and Nature of Business

Peak Brokerage Services, LLC (the Company) is a brokerage firm and a majority owned subsidiary of Peak Reps, LLC. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and has two sister companies: one being Blackridge Asset management, a registered investment advisor with the Securities and Exchange Commission (the SEC) and the other, Top Advisors Group, LLC, a licensed, insurance marketing organization. The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) (FINRA CRD #: 158045; SEC #: 8-68829).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying Financial Statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing on the Financial Statements are consistent with that rule. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates its accounts receivables at year-end and related revenues and commission payable and expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Inter-company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by Peak Reps, LLC and reimbursed by the Company pursuant to an expense-sharing agreement. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in other benefit plans sponsored by Peak Reps, LLC. In the opinion of management, the expenses allocated to the company approximate the actual costs incurred.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest-bearing and noninterest-bearing deposits.

Securities

All securities are reported at cost on the trade date. Net unrealized and realized gains and losses on securities are included as revenue in the statement of operations. As of December 31, 2023, the Company does not have ownership of any securities.

Deposit with Clearing Broker

The Company has a brokerage clearing arrangement with Raymond James ("Clearing Broker"). The fully disclosed correspondent clearing agreement requires a deposit of $50,000 with the Clearing Broker. Provided that the Company is not in default on its obligations or liabilities to the Clearing Broker, the Clearing Broker will return the security deposit following termination of the clearing arrangement. This amount is represented as clearing deposits on the Statement of Financial Condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Commissions Receivable

The Company handles transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products at the end of each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods. Commissions receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of commissions receivable, no allowance for doubtful accounts is considered necessary.

Commissions from the clearing firm are paid twice each month. Given total clearing firm revenue is less than 5% of total Company revenue, a separate receivable is not recorded for this activity.

Fixed Assets

Leasehold improvements, computers and software, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Management has elected to capitalize any single asset where the initial cost and cost of installation exceeds $2,500. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. All fixed assets were fully depreciated as of December 31, 2023. There was no depreciation expense in 2023.

Revenue Recognition

Transaction-based sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. The Company settles a significant volume of transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products at the end of each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition (Continued)

Trailing commission revenues include mutual fund, 529 education savings plans, and fixed and variable product trailing fees that are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and recognized over the period during which services are performed. Because trailing commission revenues are generally paid in arrears, management estimates trailing revenues earned at the end of each period.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company, as a rule will establish an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated, except as otherwise covered by third-party insurance or self-insurance. The Company is subject to litigation in the normal course of business. The Company has no current, pending or ongoing legal or regulatory matters to disclose or recognize.

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Guarantees (Continued)

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by United States federal and state agencies and various self-regulatory organizations. The Company and its representatives periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. Assessing the probability of a loss occurring and the amount of any loss related to a legal proceeding or regulatory matter is inherently difficult.

While the company exercises significant and complex judgements to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has no current, pending or ongoing legal or regulatory matters to disclose or recognize.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Legal & Regulatory Matters (Continued)

The Company maintains third-party insurance coverage for certain potential legal proceedings, including those involving client claims. With respect to client claims, the estimated losses on many of the pending matters may be less than the applicable deductibles of the insurance policies.

Income Taxes

The Company is taxed as a Partnership for federal income tax purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's partners will pay taxes on the Company's earnings. The Company files a separate pass-through income tax return for federal and state purposes. At the year ended December 31, 2023, management has determined the Company had no uncertain tax positions requiring recognition and reporting. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2020 through 2023) remain subject to income tax audits.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For many of the Company's financial instruments, including cash, receivables, prepaid and other assets, accounts payable, commissions payable and other payables, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

NOTE 3 – FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Financial instruments subject to concentration risk are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Company ("FDIC") to a maximum of $250,000, per bank, per depositor. The total cash and cash equivalents for the Company exceeding the FDIC insured limit is $510,895 as of December 31, 2023.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party transactions with Peak Reps, LLC, its parent entity who provides certain services to the Company under an expense sharing agreement. The Company paid approximately $610,084 to Peak Reps, LLC under the expense sharing agreement in 2023.

The Company recorded an investment advisory income in the amount of $75,000 from a related entity, Independent Solutions Wealth Management; and an investment advisory income in the amount of $62,441 from a related entity, The Retirement Guys Formula. This income is shown in Other income in the Statement of Operations.

Payable to Related Parties consists of $530,451.01 due to Peak Reps LLC.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), requiring the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions during any time the Company's net capital, as defined by the Rule, is less than the required minimum of the greater of five thousand dollars ($5,000) or 6 2/3% of aggregate indebtedness, or, if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15:1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends be paid, if the resulting net capital ratio exceeds 12:1.) The net capital rules also provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate daily.

At December 31, 2023, the Company has net capital of $311,081 exceeding the requirement by $255,269.

NOTE 6 – SUBSEQUENT EVENTS

The company has made a review of material subsequent events from December 31, 2023 through the date of this report, which is the date the financial statements were available to be issued and found no material subsequent events required to be recognized or disclosed during this period.

SUPPLEMENTARY INFORMATION

Peak Brokerage Services, LLC.
Schedule I
Supplemental Statement of Net Capital
December 31, 2023

NET CAPITAL		
Member's equity	$	311,081
Non-allowable assets:		
Other assets		-
Total debits		-
NET CAPITAL		311,081
Minimum net capital required (6-2/3 % of aggregate indebtedness or $5,000, whichever is greater)		55,812
Excess net capital	$	255,269
AGGREGATE INDEBTEDNESS:	$	837,179
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:	**2.69 to 1.00**	

NOTE: Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2023. There are no material differences between the above computation of net capital and the corresponding computation reported in its Form X-17A-5 Part IIA, as amended and filed on April 11, 2024.

Peak Brokerage Services, LLC.

Schedule II
Supplemental Statement of Aggregate Indebtedness and Required Net Capital Under Rule 15c3-1
December 31, 2023

TOTAL AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses		837,179
AGGREGATE INDEBTEDNESS FROM STATEMENT OF		
FINANCIAL CONDITION	$	837,179
120% Min dollar net capital requirement of reporting broker-dealer		6,000
6-2/3% of Aggregate Indebtedness		55,812
Net Capital requirement (greater of above)	$	55,812
Excess Net Capital	$	255,269
AGGREGATE INDEBTEDNESS FROM STATEMENT OF		
FINANCIAL CONDITION	$	837,179
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	837,179
Ratio: Aggregate indebtedness to Net Capital (2.69 to 1)		269.12%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in the Company's Part II (unaudited) FOCUS Report amended and filed on April 11, 2024	$	311,081
Net Audit Adjustments affecting Net Capital		-
Net Capital per above	$	**311,081**

Peak Brokerage Services, LLC.

Supplemental Schedule - Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

December 31, 2023

Peak Brokerage Services, LLC is claiming exemption under the provisions of SEC Rule 15c3-3(k)(2)(ii) for transactions cleared through another broker dealer and for the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Therefore, the following reports are not presented:

A. Computation for Determination of Reserve Requirements under Rule 15c3-3
B. Information Relating to the Possession or Control Requirements under Rule 15c3-3



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Peak Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Peak Brokerage Services, LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Peak Brokerage Services, LLC stated that Peak Brokerage Services, LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Peak Brokerage Services, LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Peak Brokerage Services, LLC limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and Peak Brokerage Services, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Peak Brokerage Services, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Peak Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Peak Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
April 20, 2024

Peak Brokerage Services, LLC Exemption Report

Peak Brokerage Services, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

    a. Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

    b. Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) with transactions cleared through another broker-dealer, Raymond James. Peak Brokerage Services, LLC does not hold customer funds or safekeep customer securities.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in rule 15c3-3 throughout the most recent fiscal year without exception.

I, Regina Rudnick, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: Regina Rudnick
Title: CEO & President
Date: 4-11-2024

Peak Brokerage Services, LLC.

SIPC-7 Report
December 31, 2023

General Assessment per Form SIPC-7, including interest	$	2,266
Overpayment/credit balance		71
Less payments made with Form SIPC-6		134
Less payments made with Form SIPC-7		1,598
Amount paid with Form SIPC-7		463



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Peak Brokerage Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Peak Brokerage Services, LLC and the SIPC, solely to assist you and SIPC in evaluating Peak Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Peak Brokerage Services, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5)   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if any, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Peak Brokerage's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Peak Brokerage Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 20, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
PEAK BROKERAGE SERVICES LLC	8-68829

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,201,951.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 7,201,951.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 5,697,333.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 5,697,333.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 1,504,618.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,256.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-7 or 7A		$ 1,803.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 71.00		
b	Overpayment(s) applied on all 2023 SIPC-7 and 7A(s)	$ 71.00		
c	Any other overpayments applied	$ 0.00		
d	All payments applied for 2023 SIPC-6 and 6A(s)	$ 63.00		
e	All payments applied for 2023 SIPC-7 and 7A(s)	$ 1,598.00		
f	Add lines 11a through 11e		$ 1,803.00	
12	**LESSER** of line 10 or 11f.			$ 1,803.00
13 a	Amount from line 8		$ 2,256.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,803.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 453.00
14	Interest (see instructions) for 39 days late at 20% per annum			$ 10.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 463.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68829	DEA: FINRA	2023	Dec

MEMBER NAME PEAK BROKERAGE SERVICES LLC
MAILING ADDRESS 1070 EAST INDIANTOWN RD STE 208 - 210
JUNIPER, FL 33477-9999
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

PEAK BROKERAGE SERVICES LLC	ANTHONY DIAMOS
(Name of SIPC Member)	(Authorized Signatory)
4/9/2024	anthony@bluestreamcompliance.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.